Exhibit 99.3

Date: August 7, 2018

CONSENT OF MICHELE DELLA LIBERA

I, Michele Della Libera, P. Geo., do hereby consent to the public filing of the report titled “Technical Report on the Rainy River Mine, Ontario, Canada” (the “Technical Report”), prepared by New Gold Inc. and dated July 25, 2018.

(Signed)_Michele Della Libera Sealed)

Michele Della Libera, P. Geo.

Brookfield Place

181 Bay Street, Suite 3510

Toronto, Ontario, Canada M5J 2T3